Back 2014-08-14, 16:52:37, EDT

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Mac Dougall.G **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	2518206	
Security designation	Common Shares	
Opening balance of securities held	0	
Date of transaction	2014-08-12	
Nature of transaction	00 - Opening Balance-Initial SEDI Report	
Closing balance of securities held	0	Insider's calculated balance
Filing date/time	2014-08-14 16:51:10	

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities